Exhibit 99.1

Bionomics Limited to Participate in Upcoming Investor Conferences

May 16, 2022

ADELAIDE, Australia, May 16, 2022 /PRNewswire/ -- Bionomics Limited (Nasdaq: BNOX | ASX: BNO) (Bionomics or Company), a clinical-stage biopharmaceutical company developing novel, allosteric ion channel modulators designed to transform the lives of patients suffering from serious central nervous system (CNS) disorders with high unmet medical need, today announced that Dr Errol De Souza, Executive Chairman of Bionomics, will participate in three upcoming investor conferences:

•
Citibank Biotech’s Mood Disorders/Mental Health Panel
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Taking place virtually on May 18th, 2022 at 11:00 am ET
•
Berenberg Capital Markets Emerging Biotech Conference
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Taking place virtually and in-person in San Francisco on May 19th, 2022
•
H.C. Wainwright Global Investment Conference
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Taking place virtually and in-person in Miami Beach from May 23rd - 26th

An audio webcast link for each event, when available, will be posted to Bionomics’ website in the Investors-Events and Presentations section.

FOR FURTHER INFORMATION PLEASE CONTACT:

General Ms Suzanne Irwin Company Secretary +61 8 8150 7400 CoSec@bionomics.com.au	Investor Relations Mr. Connor Bernstein Vice President, Strategy and Corporate Development +1 (650) 524-5143 cbernstein@bionomics.com.au	Investor Relations Kevin Gardner kgardner@lifesciadvisors.com

About Bionomics Limited

Bionomics (ASX:BNO, NASDAQ:BNOX) is a clinical-stage biopharmaceutical company developing novel, allosteric ion channel modulators designed to transform the lives of patients suffering from serious CNS disorders with high unmet medical need. Bionomics is advancing its lead drug candidate, BNC210, an oral, proprietary, selective negative allosteric modulator of the α7 nicotinic acetylcholine receptor, for the acute treatment of Social Anxiety Disorder (SAD) and chronic treatment of Post-Traumatic Stress Disorder (PTSD). Beyond BNC210, Bionomics has a strategic partnership with Merck & Co., Inc (known as MSD outside the United States and Canada) with two drugs in early-stage clinical trials for the treatment of cognitive deficits in Alzheimer’s disease and other central nervous system conditions.

www.bionomics.com.au